# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: United States Brent Oil Fund, LP, CIK 0001472494
CUSIP: 91167Q100
Title of class of securities: Shares
Address of issuer's principal executive offices: 1850 MT. DIABLO BLVD., SUITE 640, WALNUT CREEK, California (CA), 94596
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001866872

## Reporting persons
- Carronade Capital Management, LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,350,365; sole dispositive power 0; shared dispositive power 1,350,365; aggregate amount beneficially owned 1,350,365 (8.6% of the class)
  Comment: Includes 99,200 Shares issuable upon exercise of call options.
- Dan Gropper: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,350,365; sole dispositive power 0; shared dispositive power 1,350,365; aggregate amount beneficially owned 1,350,365 (8.6% of the class)
  Comment: Includes 99,200 Shares issuable upon exercise of call options.

## Item 1. Issuer
Name of issuer: United States Brent Oil Fund, LP
Address of issuer's principal executive offices: 1850 MT. DIABLO BLVD., SUITE 640, WALNUT CREEK, CA 94596

## Item 2. Person Filing
Name of person filing:
This statement is filed by Carronade Capital Management, LP (the "Investment Manager") and Dan Gropper (the "Mr. Gropper"). The foregoing persons are hereinafter sometimes referred to as the "Reporting Persons."

The Investment Manager is a registered investment adviser and serves as the investment manager to certain funds and accounts (the "Carronade Funds"), and may be deemed to beneficially own the shares (the "Shares") of United States Brent Oil Fund, LP (and the Shares issuable upon exercise of call options) held by the Carronade Funds. Mr. Gropper, as the Managing Member of Carronade Capital Management GP, LLC, the general partner of the Investment Manager, indirectly controls the Investment Manager and may be deemed to beneficially own the Shares (and the Shares issuable upon exercise of call options) held by the Carronade Funds.

The filing of this statement should not be construed as an admission that any of the foregoing persons or any Reporting Person is, for the purposes of Section 13 of the Securities Exchange Act of 1934, the beneficial owner of the securities reported herein.
Address of principal business office or, if none, residence:
Carronade Capital Management, LP
17 Old Kings Highway South
Darien, CT 06820

Dan Gropper
c/o Carronade Capital Management, LP
17 Old Kings Highway South
Darien, CT 06820
Citizenship:
Carronade Capital Management, LP - Delaware
Mr. Gropper - United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 15,750,000 Shares outstanding as of May 5, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2026, filed with the Securities and Exchange Commission on May 8, 2026.
Percent of class: 8.6%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a). Carronade Capital Master, LP, a Carronade Fund, has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, more than 5% of the Shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Carronade Capital Management, LP: /s/ Rinarisa Coronel DeFronze, Rinarisa Coronel DeFronze, Chief Compliance Officer & Counsel (08/14/2026)
- Dan Gropper: /s/ Dan Gropper, Dan Gropper, Individually (08/14/2026)